UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Tesco Corporation
(Exact name of registrant as specified in its charter)

Commission File No.: 001-34090

Alberta	76-0419312
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3993 West Sam Houston Parkway North Suite 100 Houston, Texas	77043-1221
(Address of Principal Executive Offices)	(Zip Code)

Dean Ferris 713-359-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 1, 2013.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report, Exhibit

Tesco Corporation (the "Company") evaluated its product lines in existence in 2013 and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The Company has filed a Conflict Minerals Report as Exhibit 1.02 to this specialized disclosure report. The Conflict Minerals Report is also available at www.tescocorp.com under Investor Relations>Corporate Governance. The website and the information accessible through it are not incorporated into this specialized disclosure report.
Item 1.02    Exhibit

See Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Section 2    Exhibits
Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.
Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “continue” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TESCO CORPORATION

Date: June 2, 2014	By:	/s/ Dean Ferris
Dean Ferris, Sr. Vice President and General Counsel

Exhibit Index
Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.